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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 05 2018
Washington DC
408

SEC FILE NUMBER
8- 66421

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bourne Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 South Caldwell Street, Suite 900
(No. and Street)

Charlotte	North Carolina	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeremy Johnson 704-552-8407 x2230
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREERWALKER LLP
(Name – *if individual, state last, first, middle name*)

227 WEST TRADE ST, STE 1100	CHARLOTTE	NORTH CAROLINA	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeremy Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bourne Partners Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements with Supplementary Information

Bourne Partners Securities, LLC

As of December 31, 2017

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Bourne Partners Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying financial statements of Bourne Partners Securities, LLC (the "Company"), which are comprised of the statement of financial condition as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows, for the year then ended and the related notes to the financial statements and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bourne Partners Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bourne Partners Securities, LLC. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bourne Partners Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information on pages 9 to 13 has been subjected to audit procedures performed in conjunction with the audit of Bourne Partners Securities, LLC's financial statements. The supplemental information is the responsibility of Bourne Partners Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the auditors for Bourne Partners Securities, LLC since 2014.

GreerWalker LLP

Certified Public Accountants
February 27, 2018
Greenville, SC

GreerWalker LLP | **greerwalker.com**
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Bourne Partners Securities, LLC

Statement of Financial Condition

As of December 31, 2017

Assets		
Cash and cash equivalents	$	**99,965**
Prepaid expenses		**1,154**
Total assets	$	**101,119**
Liabilities and Member's Equity		
Liabilities		
Accrued liabilities		**3,000**
Total liabilities	$	**3,000**
Member's Equity	$	**98,119**
Total liabilities and member's equity	$	**101,119**

The accompanying notes are an integral part of these financial statements.

Bourne Partners Securities, LLC

Statement of Operations

Period January 1, 2017 through December 31, 2017

Revenues	
Fee revenue	$ 3,750,000
Operating expenses	
Commissions Paid	552,500
Regulatory fee and licenses	8,030
Professional fees	16,500
Consulting Fees	36,128
General and administrative	17,351
Total operating expenses	630,509
Net Income	$ 3,119,491

The accompanying notes are an integral part of these financial statements.

Bourne Partners Securities, LLC

Statement of Changes in Member's Equity

Period January 1, 2017 through December 31, 2017

Member's equity, beginning of period	**$**	**13,628**
Net income		**3,119,491**
Capital contributions		**50,000**
Distributions		**-3,085,000**
Member's equity, end of period	**$**	**98,119**

The accompanying notes are an integral part of these financial statements.

Bourne Partners Securities, LLC

Statement of Cash Flows

Period January 1, 2017 through December 31, 2017

Cash flows from operating activities:		
Net income	$	3,119,491
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in accounts payable		-6,000
Decrease in accrued liabilities		-1,026
Increase in prepaid expenses		-363
Net cash provided by operating activities		3,112,102
Cash flows from financing activities:		
Member contributions		50,000
Distributions		-3,085,000
Net cash used in financing activities		-3,035,000
Net increase in cash and cash equivalents		77,102
Cash and cash equivalents, beginning of period		22,863
Cash and cash equivalents, end of period	$	99,965

The accompanying notes are an integral part of these financial statements.

1. Organization

Bourne Partners Securities, LLC (the Company), a wholly owned subsidiary of Bourne Partners Holdings LLC (Parent), was organized under the laws of North Carolina, and conducts its operations in Charlotte, North Carolina. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. Management believes the cash balances are not exposed to any significant credit risk.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fee Revenue

The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related advisory services. The Company receives a success fee typically paid only upon the closing of a related transaction.

Other revenues relate primarily to billable transaction costs. Billable transactions costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with agreed-upon terms.

Income Taxes

The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company. The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any liability for unrecognized tax benefits. For the year ended December 31, 2017, there were no interest or penalties recorded or included in the Company's financial statements. The Company believes it is no longer subject to income tax examinations for years prior to 2014.

Member Equity

The Company has one class of member's equity and it is owned 100% by the Parent.

<u>Subsequent Events</u>
The Company has analyzed its operations through February 26, 2018, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

4. Related Party Transactions

The Company entered into an expense sharing agreement with Bourne Capital Partners, LLC, the sole member of Bourne Partners Holdings, LLC, for its pro-rata portion of rent, utilities, administration, etc. Total fees charged for the period ending December 31, 2017 were $14,724.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $96,965 and its ratio of aggregate indebtedness to net capital was 0.03 to 1.

Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

Computation of Net Capital

Total ownership equity from statement of financial condition	$	98,119
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		98,119
Liabilities subordinated to claims of general creditors		-
Total non-allowable assets		(1,154)
Net capital	$	96,965

Computation of Net Capital Requirement

(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	200
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries		5,000
Net capital requirement (greater of A or B above)		5,000
Excess net capital		91,965
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital ($5,000)	$	90,965

Computation of Aggregate Indebtedness

Total aggregate indebtedness (Accounts payable and accrued liabilities)	$	3,000
Percentage of aggregate indebtedness to net capital		3.09%

Note: There are no differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Bourne Partners Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bourne Partners Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bourne Partners Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Bourne Partners Securities, LLC stated that Bourne Partners Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bourne Partners Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bourne Partners Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker LLP

Certified Public Accountants
February 27, 2018
Greenville, SC

Bourne Partners Securities, LLC Exemption Report

Bourne Partners Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 2[i] "Special Account for the Exclusive Benefit of customers" maintained.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Bourne Partners Securities, LLC

I, Jeremy C. Johnson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO

February 26, 2018

GreerWalker

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES ON THE SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS

To the Member of Bourne Partners Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Bourne Partners Securities, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified arties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective check copies or wire transfers, no payments have been made;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers showing calculation of SIPC operating revenue and assessment calculations, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers showing calculation of SIPC operating revenues and assessment calculations supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

GreerWalker LLP

Certified Public Accountants
February 27, 2018
Greenville, SC

Statement of SIPC Assessment and Payments

Period January 1, 2017 through December 31, 2017

Assessment as of December 31, 2017	**$**	**5,625**
Less: prior payments applied		**0**
Balance due, March 1, 2018	**$**	**5,625**